UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report: November 7, 2003
(Date of earliest event reported)

Commission File Number	Registrant; State of Incorporation Address; and Telephone Number	IRS Employer Identification No.
1-11337	WPS RESOURCES CORPORATION (A Wisconsin Corporation) 700 North Adams Street P. O. Box 19001 Green Bay, WI 54307-9001 920-433-4901	39-1775292
1-3016	WISCONSIN PUBLIC SERVICE CORPORATION (A Wisconsin Corporation) 700 North Adams Street P. O. Box 19001 Green Bay, WI 54307-9001 920-433-1598	39-0715160

Item 5. Other Events and Regulation FD Disclosure

On November 7, 2003, WPS Resources and Wisconsin Public Service reported that a definitive agreement was signed to sell the jointly owned Kewaunee Nuclear Power Plant to Dominion Energy Kewaunee, Inc., a subsidiary of Dominion Resources, Inc. For further information, see the News Release filed herewith as Exhibit 99.1, which is incorporated herein by reference.

Item 7.   Financial Statements and Exhibits.

      (a)   Not applicable.

      (b)   Not applicable.

      (c)   <u>Exhibits</u>. The following exhibit is being filed herewith:

            99.1   News Release dated November 7, 2003 regarding Kewaunee Nuclear Power Plant to be sold to Dominion

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WPS RESOURCES CORPORATION

By: /s/ Barth J. Wolf
     Barth J. Wolf
     Secretary
     and Manager-Legal Services

Date: November 7, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WISCONSIN PUBLIC SERVICE CORPORATION

By: /s/ Barth J. Wolf
    Barth J. Wolf
    Secretary
    and Manager-Legal Services

Date: November 7, 2003

WPS RESOURCES CORPORATION

Exhibit Index to Form 8-K
Dated November 7, 2003

**Exhibit
Number**

99.1   News Release dated November 7, 2003 regarding Kewaunee Nuclear Power Plant to be sold to Dominion